

UBS 32nd Annual Media Week Conference

December 7, 2004

New York, NY

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Actual results may differ materially from those forward-looking statements.

Factors that could adversely affect future results include, but are not limited to: downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increased in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement.

Meredith Overview










Meredith Strategies

- Produce strong organic growth from existing businesses

- Pursue targeted acquisitions

- Grow shareholder value and return cash to shareholders

Broadcasting Revenue Growth
MDP Relative Performance vs. Industry



TVB spot revenue







Financial Targets

- **Business group margins**
  - Broadcasting—40% EBITDA
  - Publishing—20% operating profit

- **EPS growth**
  - Mid-to-high teens in political years
  - Low double digits in non-political years

Key Operating Topics

- Revenue outlook
  - Publishing
  - Broadcasting

- Broadcasting
  - Leadership
  - Momentum



Broadcasting Group



Broadcasting Growth Strategies

- **Achieve full turnaround in current station group**
  - Increase EBITDA and value
  - Improve performance in key markets
  - Control costs

- **Add new revenue streams**
  - Cornerstone, Internet and local programs
  - Radio stations

- **Duopolize and cluster as feasible**
  - Pursue duopolies in existing markets
  - Expand and create new clusters

- **Acquire stations to increase reach**
  - Diversify affiliation and geographic mix
  - Target mid-size growing markets
  - Look for underperforming properties

Broadcasting EBITDA Margin



Late News Share Improvement

Market	Nov. 2001	Nov. 2004	Change
Atlanta	6	7	+1
Phoenix	6	11	+5
Portland	9	11	+2
Hartford	16	17	+1
Nashville	19	18	(1)
Kansas City	16	19	+3
Greenville	6	6	--
Las Vegas	7	9	+2

Nielsen Households



Cornerstone and Local Programs





$25-30 E

$22

$11

$5

$3

| 2001 | 2002 | 2003 | 2004 | 2005 |

Fiscal Year

In millions
E—estimate

Kansas City Market

- Expand presence

- Serve advertisers
  - Younger WB audience
  - Powerful CBS viewers

- Expect—earnings neutral in year 1 and accretive thereafter





Group Expansion
Calendar 2004

- Springfield—WSHM-TV

 

- Chattanooga—WFLI-TV

   

- Kansas City—KSMO-TV

 

Broadcasting Growth Strategies

- Achieve full turnaround in current station group

- Add new revenue streams

- Duopolize and cluster as feasible

- Acquire stations to increase reach

Publishing










Publishing Growth Strategies

- **Grow current businesses**
  - Increase market share and nets per page
  - Expand advertising categories
  - Increase rate base and frequency
  - Grow circulation profitability

- **Broaden magazine portfolio**
  - Target younger women
  - Strengthen foothold in Hispanic market

- **Expand brand franchises**
  - Extend *Better Homes and Gardens'* reach
  - Establish *American Baby* and *MORE* brands

- **Create new services and revenue streams**
  - Database services
  - Consumer marketing
  - Product sales

Publishing Operating Profit Margin



Publishing Advertising Pages



Publishers Information Bureau
12 months ended Oct. 2004 vs. 2003

BHG and *LHJ* Market Share
Women's Service Field*



Calendar Year

PIB advertising revenues
BHG, LHJ, Family Circle, Good Housekeeping, Redbook and *Woman's Day*
**2004 is 10 months ended with October issues

Advertising Categories

Core Categories		Growth Categories	
■ Food	+8%	■ Retail	+51%
■ Home	+7%	■ Travel	+2%
■ DTC pharma	-13%	■ Auto	+10%
■ Cosmetics	+3%	■ Business/Finance	+36%
■ Direct response	+4%	■ Technology	+85%

Based on net revenues for 7 largest *titles-BHG, LHJ, CH, MORE, TH, MWL* and ABG.
9 months calendar 2004 v. 2003

Subscription Model
Profit Drivers

- Higher direct mail response rates
  - Database
  - Marketing expertise/editorial sell

- Better source mix
  - Higher overall renewal rates
  - Responsive audience for advertising

- Longer-term offers
  - Higher upfront commitment from consumer
  - More time spent with magazines
  - Lower acquisitions costs

Launches and Acquisitions

- *MORE*

- American Baby Group

- Younger women

- Hispanic market





Integrated Marketing







- ## FY 2003 and FY 2004
  - Strongest years in new business development
- ## FY 2005 and beyond
  - Retain existing relationships
  - Pursue new accounts
  - Leverage our database

Books

- Strong FY 2005
- Meredith content
- Licensed content
  - Discovery Communications
  - Marvel Enterprises
  - DC Comics








Publishing Growth Strategies

- **Grow current businesses**

- **Broaden magazine portfolio**

- **Expand brand franchises**

- **Create new services and revenue streams**

Strong Financial Position

- $300 million debt*

- 1.2 debt to trailing 12 month EBITDA ratio*

- Dry powder
  - $150 million revolving bank facility
  - $100 million asset-backed commercial paper
  - $150 million accordion feature

*Sept. 30, 2004

Share Repurchases



$54
$98
$128
$160
$197
$244

2000   2001   2002   2003   2004   2005

Fiscal Year

**Cumulative
In millions**

Dividend Payments



10.5% CAGR

$0.16 $0.18 $0.20 $0.22 $0.26 $0.28 $0.30 $0.32 $0.34 $0.36 $0.38 $0.48

1993   1994   1995   1996   1997   1998   1999   2000   2001   2002   2003   2004

Calendar Year

Adjusted for stock splits

Reiterate Outlook

- Q2 FY 2005—EPS up 40 to 45%

- FY 2005—$2.63 is achievable

Meredith Strategies

- Produce strong organic growth from existing businesses

- Pursue targeted acquisitions

- Grow shareholder value and return cash to shareholders